Mail Stop 4561

June 22, 2007

Edward K. Zinser
Executive Vice President and
Chief Financial Officer
THQ Inc.
29903 Agoura Road
Agoura Hills, CA 91301

   Re: **THQ Inc.**
     Form 10-K/A for the Fiscal Year Ended
     March 31, 2006
     Filed May 30, 2007
     File No. 000-18813

Dear Mr. Zinser:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

       Sincerely,

       Kathleen Collins
       Accounting Branch Chief